

March 24, 2016

Via E-mail
James R. Mountain
Chief Financial Officer, Treasurer and Secretary
JAVELIN Mortgage Investment Corp.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963

> **Re:** **JAVELIN Mortgage Investment Corp.**
> **Schedule 14D-9/A filed on March 24, 2016**
> **File No. 005-87204**
>
> **Schedule 13E-3/A filed on March 24, 2016**
> **Filed by JAVELIN Mortgage Investment Corp**
> **File No. 005-87204**

Dear Mr. Mountain:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to these comments by providing any requested information or advising us when a response will be received. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response and any amendment filed in response to these comments, we may have additional comments, we may have additional comments.

Schedule 13E-3

General

1. We note that based on the additional soliciting material filed on December 15, 2015, Wolverine Asset Management, LLC and certain of its affiliates intend to file a preliminary proxy statement and proxy card to solicit votes for the election of six new directors to JAVELIN's Board of Directors at the annual meeting. We also noticed that JMP specifically acknowledged the statements by Wolverine Asset Management in its the materials related to its fairness opinion filed as Exhibit 99 (A)(5)(D). Given that Wolverine and its affiliates are beneficial owners of approximately 5.1% of the JAVELIN's shares, please revise to indicate whether, and if so, how, the information

regarding their intentions impacted your determination to undertake the Rule 13e-3 transaction at this time. Please refer to Item 1013(c) of Regulation M-A and Item 7 of Schedule 13E-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the Company acknowledging that:

- it is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko, Attorney Advisor at (202) 551-3203 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

Bryan J. Pitko *for*

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-mail
        Richard A. Silfen
        Darruck M. Mix
        Duane Morris LLP